

November 25, 2019

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

> **Re: HF Enterprises Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted November 13, 2019**
> **CIK No. 0001750106**

Dear Mr. Heng Fai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Confidential Form S-1

General

1. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you intend to exclude the exclusive forum provision from instances where there is exclusive federal jurisdiction and concurrent federal and state jurisdiction, please revise your disclosure to clarify. You may also revise your disclosure to state the provision does not

apply to all federal securities laws claims, and if you do, please clarify that all federal securities laws claims are excluded instead of "certain" actions. Please also revise your disclosure and certificate of incorporation to be consistent.

<u>Financial Statements, page F-1</u>

2.   Please revise to include updated financial statements in accordance with Rule 8-08 of Regulation S-X.

 You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Spencer G. Feldman, Esq.